
Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121



27th April 2005


SEC MAIL PROCESSING
RECEIVED
MAY 04 2005
WASH. D.C.
179
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 27th April 2005:

"Exploration Update – Appraisal of Egyptian Discovery and Singing of Jhangara Licence"

Yours faithfully



Stephen Huddle
Company Secretary

Enc.

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

Exploration Update

Appraisal of Egyptian Discovery

Premier is pleased to announce that, following suspension of the successful Al Amir-1 well, the joint venture partners are planning to drill an appraisal well in the third quarter of 2005.

The flow test from the Al Amir-1 well achieved a stable flow of 750 barrels per day (previously announced on 13th April) of 17º API oil from the South Gharib Formation. Data obtained after the flow test indicates the formation is more highly pressured than expected which has positive implications for oil recovery.

Additionally several prospects have been mapped elsewhere on the block and are candidates for drilling.

The Al Amir-1 well was drilled on the onshore North West Gemsa Concession in the Gulf of Suez oil province approximately 300 kilometres southeast of Cairo.

Signing of Jhangara Licence

Premier also announces the signing of the Jhangara Petroleum Concession Agreement and Exploration Licence with the Government of Pakistan.

Premier Oil holds a 50% working interest and is the operator of the block which lies close to the large producing Bhit and Zamzama gas fields in which Premier also has interests.

Premier's Chief Executive, Simon Lockett, said:

"We are pleased to be carrying out an early appraisal of our recent discovery in Egypt. In Pakistan, the signing today of the Jhangara Licence enables us to confirm our plans for an exploration well, Maliri-1, in the third quarter of this year."

27 April 2005

ENQUIRIES:

Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Robin Allan

College Hill — **Tel: 020 7457 2020**
Jim Joseph
Nick Elwes

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan. Exploration and appraisal is ongoing in the UK, South and South East Asia and Africa.

Premier's strategy is to add significant value per share through exploration and appraisal success, astute commercial deals and asset management. The company's operating business and strong finances put the company in the position to operate successfully in all reasonable external environments.

Eleven exploration and appraisal wells were completed in 2004, six of which have successfully found hydrocarbons in Mauritania (Tevet and Tiof wells), Indonesia (Gajah Baru field) and Guinea Bissau (Sinapa).

A drilling programme of up to 16 wells is in place for 2005. Exploration of Premier's Egyptian acreage began in December 2004 with the Al Amir-1 well and is expected to continue with appraisals in 3rd quarter. In India, the Lakkhi-1 well commenced in early April 2005. Further wells are planned to be drilled later in 2005 in Mauritania, Pakistan, Indonesia, Guinea Bissau, Gabon and Vietnam.

The current partners and interests in the North West Gemsa Concession in Egypt are:

Company	North West Gemsa Concession
	%
Vegas Oil & Gas SA (Operator)	62.5
Premier Oil	37.5

The current partners and interests in the Jhangara Concession in Pakistan are:

Company	Jhangara Concession
	%
Premier Oil (Operator)	50
BHP Billiton	50